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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                     FORM 15


      CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

                                       Commission File Number  001-16093
                                                             -------------------

                         WESTPORT RESOURCES CORPORATION
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             (Exact name of registrant as specified in its charter)

   410 SEVENTEENTH STREET, SUITE 2300, DENVER, COLORADO 80202, (303) 573-5404
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  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
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            (Title of each class of securities covered by this Form)

                                      NONE
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  (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

         Please place an X in the box(es) to designate the appropriate rule provisions(s) relied upon to terminate or suspend the duty to file reports:

                  Rule 12g-4(a)(1)(i)  [X]     Rule 12h-3(b)(1)(i)  [X]
                  Rule 12g-4(a)(1)(ii) [ ]     Rule 12h-3(b)(1)(ii) [ ]
                  Rule 12g-4(a)(2)(i)  [ ]     Rule 12h-3(b)(2)(i)  [ ]
                  Rule 12g-4(a)(2)(ii) [ ]     Rule 12h-3(b)(2)(ii) [ ]
                                               Rule 15d-6           [ ]

         Approximate number of holders of record as of the certificate or notice date: ONE HOLDER OF RECORD
     ---------------------

         Pursuant to the requirements of the Securities Exchange Act of 1934 WESTPORT RESOURCES CORPORATION has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: October 3, 2001           By:  /s/ Donald D. Wolf
                                     Donald D. Wolf
                                     Chairman and Chief Executive Officer

(1) On August 21, 2001, at the effective time of the merger of Westport Resources Corporation with and into Belco Oil & Gas Corp. ("Belco"), Belco changed its name to Westport Resources Corporation ("Successor"). In accordance with Rule 12g-4(b) promulgated under the Securities Exchange Act of 1934, as amended, this certification on Form 15 is filed by Successor.